Exhibit 4.1

AMENDMENT TO RIGHTS AGREEMENT

Amendment, dated as of August 10, 2009 (this “Amendment”), to the Amended and Restated Rights Agreement, dated as of December 5, 2000 (the “Rights Agreement”), by and between Georgia Gulf Corporation, a Delaware corporation (the “Company”), and Computershare Trust Company, N.A, as successor rights agent (the “Rights Agent”).

WHEREAS, the Board of Directors of the Company has determined that it is in the best interests of the Company and its stockholders to amend the Rights Agreement as set forth in this Amendment; and

WHEREAS, pursuant to the terms of the Rights Agreement and in, the Company has directed that the Rights Agreement be amended as set forth in this Amendment, and by its execution and delivery hereof, directs the Rights Agent to execute this Amendment.

NOW THEREFORE, in consideration of the foregoing and the mutual agreements set forth in the Rights Agreement and in this Amendment, the parties hereto hereby amend the Rights Agreement as follows:

1.             Section 1 of the Rights Agreement is hereby amended and restated in its entirety as follows:

“(a)         “Acquiring Person” shall mean any Person (as such term is hereinafter defined) that or which, together with all Affiliates and Associates as such terms are hereinafter defined) of such Person, is the Beneficial Owner (as such term is hereinafter defined) of 15% or more of the Common Shares of the Company then outstanding, but shall not include the Company, any Subsidiary (as such term is hereinafter defined) of the Company, any employee benefit plan of the Company or any wholly owned Subsidiary of the Company, or any entity holding Common Shares for or pursuant to the terms of any such plan, provided, however, that a Person will not be deemed to have become an “Acquiring Person” solely as the result of (i) a reduction in the number of Common Shares outstanding, (ii) the consummation of the transactions contemplated by the Plan of Recapitalization, dated as of January 15, 1990, as amended (the “Plan of Recapitalization”), or (iii) the consummation of the transactions contemplated by the 2009 Recapitalization; provided, however, that if a Person shall become the Beneficial Owner of 15% or more of the Common Shares of the Company then outstanding solely by reason of a reduction in the number of Common Shares outstanding, the consummation of the Plan of Recapitalization or the 2009 Recapitalization and shall, after such reduction in the number of Common Shares outstanding or such consummation of the Plan of Recapitalization or the 2009 Recapitalization, (i) become the Beneficial Owner of any additional Common Shares of the Company other than as a result of stock split, stock dividend or similar transaction effected by the Company in which all holders of Common Stock are treated equally or (ii) any other Person that is the Beneficial Owner of Common Shares representing 1% or more of the then-outstanding Common Shares thereafter becomes an Affiliate or Associate of such Person, then such Person shall be deemed to become an “Acquiring Person.”  Notwithstanding the foregoing, if the Board of the Company determines in good faith that a Person that would otherwise be an

“Acquiring Person” as defined pursuant to the foregoing provisions of this paragraph (a), has become such inadvertently, and such Person divests as promptly as practicable a sufficient number of Common Shares so that such Person would no longer be an “Acquiring Person” as defined pursuant to the foregoing provisions of this paragraph (a), then such Person shall not be deemed to be an “Acquiring Person” for any purposes of this Agreement.”

2.             Section 1 of the Rights Agreement is hereby further amended by adding the following subsection at the end thereof:

“(m)        “2009 Recapitalization” means the offers to exchange the Company’s then-outstanding 7.125% Senior Notes due 2013, 9.5% Senior Notes due 2014, and 10.75% Senior Subordinated Notes due 2016, for an aggregate of up to 32,050,000 shares of the Company’s convertible preferred stock, par value $0.01 per share (the “Convertible Preferred Stock”) and an aggregate of 1,430,000 shares of Common Stock, consummated on or about July 29, 2009, and related transactions, including the issuance of the Convertible Preferred Stock and the shares of Common Stock issuable upon conversion of the Convertible Preferred Stock.”

3.             Exhibits B and C to the Rights Agreement are hereby deemed amended in a manner consistent with this Amendment.

4.             This Amendment shall be shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.

5.             Capitalized terms used without other definition in this Amendment will be used as defined in the Rights Agreement.

6.             The Rights Agreement will not otherwise be supplemented or amended by virtue of this Amendment, but will remain in full force and effect.

7.             This Amendment will be deemed to be effective as of July 28, 2009, and all references to the Rights Agreement will, from and after such time, be deemed to be references to the Rights Agreement as amended hereby.

8.             The undersigned officer of the Company, being duly authorized on behalf of the Company, hereby certifies in his or her capacity as an officer on behalf of the Company to the Rights Agent that this Amendment is in compliance with the terms of Section 26 of the Rights Agreement.

9.             By its execution and delivery of this Amendment, the Company directs the Rights Agent to execute this Amendment.

10.           This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

IN WITNESS WHEREOF, this Amendment has been duly executed by the Company and the Rights Agent as of the effective time stated above.

GEORGIA GULF CORPORATION

By:	/s/ Joel Beerman
	Name:	Joel I. Beerman
	Title:	Vice President, General Counsel and Secretary

COMPUTERSHARE TRUST COMPANY, N.A.

By:	/s/ Dennis V. Moccia
	Name:	Dennis V. Moccia
	Title:	Manager, Contract Adminstration